PHL Variable Insurance Company

Phoenix Portfolio Advisor® Service Center

P.O. Box 36740

Louisville, KY 40233

1-866-226-0170

April 22, 2016

Re: Your Phoenix Portfolio Advisor® variable annuity contract issued by PHL Variable Insurance Company

Dear Valued Customer:

This notice provides updated information regarding the investment options offered by your Phoenix Portfolio Advisor® variable annuity contract.

Effective April 4, 2016, the following investment option is closed to investment:

Pioneer Disciplined Value VCT Portfolio

Effective April 29, 2016, the following investment options are closed to investment:

Rydex Consumer Products Fund
Rydex Mid-Cap 1.5X Strategy Fund
Rydex S&P 500 Pure Growth Fund
Janus Aspen Enterprise Portfolio – Service Shares

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This notice should be retained for future reference. If you have any questions, please contact us at 1-866-226-0170.

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Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company

(PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH,

and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

PPANotice2016-PHL